Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-225368 of our report dated August 3, 2017 related to the abbreviated financial statements of the Messenger RNA Technology program (the “Program”) as of December 22, 2016 and December 31, 2015 and for the period ended December 22, 2016 and each of the fiscal years ended December 31, 2015 and December 31, 2014 (which report expresses an unmodified opinion and includes an emphasis of matter paragraph relating to the fact that these abbreviated financial statements are not intended to be a complete presentation of the financial position, results of operations or cash flows of the Program) appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

June 11, 2018